UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2021

SOARING EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40097	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

955 Fifth Avenue

New York, NY 10075

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 209-7280

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	SRNGU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	SRNG	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	SRNGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 11, 2021, Soaring Eagle Acquisition Corp., a Cayman Islands exempted company limited by shares (“SRNG” or the “Company”), entered into an agreement and plan of merger by and among SRNG, SEAC Merger Sub Inc., a wholly owned subsidiary of SRNG (“Merger Sub”), and Ginkgo Bioworks, Inc. (“Ginkgo”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). The merger was approved by SRNG’s board of directors on May 7, 2021. If the Merger Agreement is approved by SRNG’s and Ginkgo’s stockholders, and the closing conditions contemplated by the Merger Agreement are satisfied, then, among other things, (i) prior to the closing of the Business Combination, SRNG shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (“DGCL”), and the Cayman Islands Companies Act (As Revised) (the “Domestication”) and (ii) upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Ginkgo, with Ginkgo surviving the merger as a wholly owned subsidiary of SRNG (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, SRNG will be renamed “Ginkgo Bioworks Holdings, Inc.” and is referred to herein as “New Ginkgo” as of the time following such change of name.

Under the Merger Agreement, SRNG has agreed to acquire all of the outstanding equity interests in Ginkgo for approximately $15 billion in aggregate base equity consideration in the form of New Ginkgo common stock (at $10 per share) to be paid at the effective time of the Business Combination, plus approximately 180,000,000 earn-out shares of New Ginkgo common stock, which are subject to forfeiture to the extent that the vesting conditions described below are not satisfied on or before the fifth anniversary of the closing.

The base equity consideration will be allocated among Ginkgo’s equityholders as follows: (i) each stockholder of Ginkgo holding shares of Class A common stock or Class B common stock of Ginkgo immediately prior to the effective time of the Business Combination (including as a result of the automatic exercise of Ginkgo Preferred Warrants (defined below) by virtue of the occurrence of the Business Combination pursuant to the terms of such warrants) will receive, with respect to each share of Class A common stock or Class B common stock of Ginkgo such person holds, a number of shares of Class A common stock or Class B common stock, as applicable, of New Ginkgo calculated, in each case, based on the equity value exchange ratio as set forth in the Merger Agreement, (ii) each option exercisable for Class A common stock or Class B common stock of Ginkgo that is outstanding immediately prior to the effective time of the Business Combination will be assumed and converted into a newly issued option exercisable for shares of Class A common stock or Class B common stock, as applicable, of New Ginkgo (subject to the same terms and conditions as the original Ginkgo option and with appropriate adjustments to the number of shares for which such option is exercisable and the exercise price thereof), (iii) each award of restricted common stock of Ginkgo under Ginkgo’s stock incentive plans (a “Ginkgo Restricted Stock Award”) that is outstanding immediately prior to the effective time of the Business Combination will be converted into the right to receive restricted common stock of New Ginkgo on the same terms and conditions as applicable to such Ginkgo Restricted Stock Award, (iv) each award of restricted stock units of Ginkgo under Ginkgo’s stock incentive plans (a “Ginkgo Restricted Stock Unit Award”) that is outstanding immediately prior to the effective time of the Business Combination will be converted into the right to receive restricted stock units based on common stock of New Ginkgo on the same terms and conditions as applicable to such Ginkgo Restricted Stock Unit Award and with appropriate adjustments to the number of shares to which each such restricted stock unit relates, and (v) each preferred warrant to purchase shares of Ginkgo capital stock (a “Ginkgo Preferred Warrant”) that is outstanding and unexercised immediately prior to the effective time of the Business Combination that is not automatically exercised in full in accordance with its terms by virtue of the occurrence of the Business Combination will be assumed and converted into a warrant exercisable for Class A common stock of New Ginkgo on the same terms and conditions as applicable to such Ginkgo Preferred Warrant immediately prior to the effective time of the Business Combination, with appropriate adjustments to the number of shares for which such preferred warrant is exercisable and the exercise price thereof.

As described above, the Merger Agreement also contemplates that the holders of Ginkgo common stock, Ginkgo options, Ginkgo Restricted Stock Awards, Ginkgo Restricted Stock Unit Awards, and Ginkgo preferred warrants outstanding immediately prior to the effective time of the Business Combination will collectively be entitled to receive up to approximately 180,000,000 earn-out shares of New Ginkgo common stock (the “Seller Earn-out Shares”), which are divided into four equal tranches subject to the below vesting terms during the five-year period following the closing date of the Business Combination (the “Earn-out Period”):

•

If the trading price per share of New Ginkgo Class A common stock at any point during the trading hours of a trading day is greater than or equal to $12.50 for any 20 trading days within any period of 30 consecutive trading days during the Earn-out Period, 25% of the Seller Earn-out Shares will immediately vest;

•

If the trading price per share of New Ginkgo Class A common stock at any point during the trading hours of a trading day is greater than or equal to $15.00 for any 20 trading days within any period of 30 consecutive trading days during the Earn-out Period, an additional 25% of the Seller Earn-out Shares will immediately vest;

•

If the trading price per share of New Ginkgo Class A common stock at any point during the trading hours of a trading day is greater than or equal to $17.50 for any 20 trading days within any period of 30 consecutive trading days, an additional 25% of the Seller Earn-out Shares will immediately vest; and

•

If the trading price per share of New Ginkgo Class A common stock at any point during the trading hours of a trading day is greater than or equal to $20.00 for any 20 trading days within any period of 30 consecutive trading days, the remaining 25% of the Seller Earn-out Shares will immediately vest.

The shares of Class B common stock of New Ginkgo will have the same economic terms as the shares of Class A common stock of New Ginkgo, but the shares of Class A common stock of New Ginkgo will have 1 vote per share and the Class B common stock of New Ginkgo will have 10 votes per share. Generally, the outstanding shares of Class B common stock of New Ginkgo will convert to shares of Class A common stock when the holder thereof ceases to be a director or employee of New Ginkgo or upon transfer to a person who is not a director or employee of New Ginkgo.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of SRNG, Merger Sub, Ginkgo and its subsidiaries prior to the closing of the Business Combination.

The closing of the Business Combination is subject to certain customary conditions, including, among other things, the following mutual closing conditions: (i) approval by SRNG’s stockholders and Ginkgo’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (iii) the shares of Class A common stock of New Ginkgo to be issued in connection with the Business Combination having been approved for listing on the Nasdaq Capital Market or the New York Stock Exchange (as determined by Ginkgo), subject only to official notice of issuance thereof. Ginkgo also has a closing condition (among others) that requires SRNG to have at least $1.25 billion of cash at the closing of the Business Combination, consisting of (A) cash held in its trust account after giving effect to redemptions of public shares, if any, but before giving effect to the payment of Ginkgo’s and SRNG’s outstanding transaction expenses, (B) the aggregate gross purchase price received by the Company pursuant to the Subscription Agreements (as defined below) and (C) subject to certain limitations, the amount of any equity investments in Ginkgo or SRNG between the date of the Merger Agreement and the closing of the Business Combination (other than the PIPE investments committed pursuant to the Subscription Agreements).

The Merger Agreement may be terminated by SRNG or Ginkgo under certain circumstances, including, among others, (i) by mutual written consent of SRNG and Ginkgo, (ii) subject to certain conditions and exceptions, by either SRNG or Ginkgo if the closing of the Business Combination has not occurred on or before November 11, 2021 (subject to extension under the circumstances specified in the Merger Agreement), and (iii) by SRNG or Ginkgo if SRNG has not obtained the required approval of its shareholders.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates as expressly set forth therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about SRNG, Ginkgo, Merger Sub or any other person. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates as expressly set forth therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of May 11, 2021, with certain accredited investors, including an affiliate of Eagle Equity Partners III, LLC (the “Sponsor”) (collectively, the “Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 77,500,000 Class A common shares for $10.00 per share (the “PIPE Investment”) to the Investors (including 7,500,000 Class A common shares to an affiliate of the Sponsor). The Sponsor currently owns approximately 20% of the Company’s outstanding shares and certain members of the Company’s management are members of the Sponsor and its affiliate.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Registration Rights Agreement

The Company and SRNG have agreed to a form amended and restated registration rights agreement (the “Registration Rights Agreement”) that the Company, the Sponsor, Ginkgo and certain stockholders of Ginkgo (“Ginkgo Holders”, and collectively with the Sponsor, the “Holders”) will enter into at the closing of the Business Combination. Pursuant to the Registration Rights Agreement, New Ginkgo will be required to register for resale securities held by the stockholder of New Ginkgo (“New Ginkgo Holders”). In the event that any New Ginkgo Holder holds registrable securities that are no registered for resale, New Ginkgo shall only be required to update the registration statement at the request of the Sponsor or a New Ginkgo Holder twice per calendar year for each of the Sponsor and New Ginkgo Holders. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Ginkgo. New Ginkgo will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Company Stockholder Support Agreements

In connection with and following the execution of the Merger Agreement, certain Ginkgo stockholders (the “Ginkgo Supporting Stockholders”) entered into Ginkgo stockholder support agreement with SRNG and Merger Sub (the “Ginkgo Stockholder Support Agreements”). Under the Ginkgo Stockholder Support Agreements, each Ginkgo Supporting Stockholder agreed, within two business days after receiving notice from SRNG or Ginkgo that the SEC has declared the registration statement effective, to execute and deliver a written consent with respect to the outstanding shares of Ginkgo common stock and preferred stock held by such Ginkgo Supporting Stockholder adopting the Merger Agreement and approving the Business Combination and the recapitalization transaction in connection with the Business Combination. The shares of Ginkgo common stock and preferred stock that are owned by the Ginkgo Supporting Stockholders and subject to the Ginkgo Stockholder Support Agreements represent approximately 90% of the outstanding voting power of Ginkgo common stock and preferred stock (on an as converted basis) and represent the requisite votes required to adopt the Merger Agreement and approve the Business Combination and the recapitalization transaction in connection with the Business Combination. In addition, the Ginkgo Stockholder Support Agreements prohibit the Ginkgo Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Ginkgo Stockholder Support Agreements filed as Exhibit 10.3 hereto and incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor and certain principals of the Sponsor (solely with respect to certain specified provisions) entered into an Agreement (the “Sponsor Support Agreement”) with Ginkgo and SRNG, pursuant to which the Sponsor agreed to vote all SRNG ordinary shares beneficially owned by the Sponsor in favor of each of the transaction proposals in connection with the Business Combination at any SRNG shareholder meeting, to use such Person’s commercially reasonable efforts to take all actions reasonably necessary to consummate the Business Combination and not to take any action that would reasonably be expected to materially delay or prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The Sponsor Support Agreement provides that the Sponsor will not redeem any SRNG ordinary shares and will not commence or participate in, and will take all actions necessary to opt out of any class in any class action with respect to or against SRNG, Ginkgo, any of their respective related persons, relating to the negotiation, execution or delivery of the Merger Agreement or any of the transactions contemplated in the Merger Agreement.

If the SRNG shareholders’ redemption of SRNG Class A ordinary shares in connection with the Business Combination (“Shareholder Redemption”) is in the amount of no greater than $387.5 million, the Sponsor will initially receive a number of shares of Class A common stock of New Ginkgo equal to 70% of the SRNG Class B ordinary shares it owns prior to the Closing, or 30,082,500 shares (the “Upfront Shares”). If the Shareholder Redemption is in an amount greater than $387.5 million, the Upfront Shares initially received by the Sponsor in connection with the Business Combination will be further reduced by a “Restructured Amount,” which is equal to 42,975,000 Class B ordinary shares held by the Sponsor immediately prior to the Closing multiplied by a percentage, the numerator of which is the dollar amount of the Shareholder Redemption, as offset by the amount of any incremental proceeds raised by SRNG outside of the PIPE Investment, and the denominator of which is the sum of SRNG’s trust account balance (before giving effect to the Shareholder Redemption) and the PIPE Investment amount of $775 million.

In connection with the Business Combination, the Sponsor will, subject to certain vesting conditions, be entitled receive a number of earn-out shares (the “Sponsor Earn-out Shares”) up to the difference between 30% of the number of Class B ordinary shares held by the Sponsor prior the Closing (or 12,892,500 shares), minus the excess (if any) of the Restructured Amount over the Upfront Shares, plus 25% of the Restructured Amount. The Sponsor Earn-out Shares are divided into four equal tranches that will vest in accordance with the same milestones applicable to the Seller Earn-out Shares described above under the section “Merger Agreement.”

The Sponsor also agreed that, at the Closing, it will forfeit 10% of the private place warrants it holds immediately prior to the Closing and that, contingent upon the Closing, it will waive any anti-dilution right pursuant to the organizational documents of SRNG.

After the Closing and through New Ginkgo’s first annual meeting of stockholders, New Ginkgo will nominate, and will use its reasonable best efforts to have elected or appointed to the board of directors of New Ginkgo (the “New Ginkgo Board”) at least one of the Sponsor’s designee to the initial New Ginkgo Board.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of SRNG common stock is incorporated by reference herein. The shares of SRNG common stock issuable in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On May 11, 2021, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated May 2021, which will be used by the Company with respect to the Business Combination.

Attached as Exhibit 99.3 and incorporated herein by reference is a summary of certain risk factors that are applicable to the Business Combination and the business of Ginkgo, made available to potential investors in the PIPE Investment.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on December 23, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ginkgo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and the Company, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of the Company and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against the Company related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of the Company’s securities on Nasdaq, (x) volatility in the price of the Company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s proxy statement/prospectus relating to the Business Combination, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Merger Agreement, dated as of May 11, 2021, by and among Soaring Eagle Acquisition Corp., SRNG Merger Sub Inc. and Ginkgo Bioworks, Inc.†

10.1	Form of Subscription Agreement.

10.2	Form of Amended and Restated Registration Rights Agreement.

10.3	Company Stockholder Support Agreement, dated as of May 11, 2021, by and among Soaring Eagle Acquisition Corp., SRNG Merger Sub Inc. and certain Supporting Stockholders of Ginkgo Bioworks, Inc.

10.4	Sponsor Support Agreement, dated as of May 11, 2021, by and among Eagle Equity Partners III, LLC, Ginkgo Bioworks, Inc., Soaring Eagle Acquisition Corp. and certain of its shareholders.

99.1	Press Release, dated May 11, 2021.

99.2	Investor Presentation, dated May 2021.

99.3	Summary Risk Factors.

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOARING EAGLE ACQUISITION CORP.

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Chief Financial Officer

Date: May 11, 2021